Exhibit (a)(1)(iii)

To:	Executive Staff, Vice Presidents and Selected Department Heads and Managers

From:	Steven L. Basta

Date:	December 19, 2008

Subject:	The BioForm Medical Stock Option Exchange Program

On Monday, December 22, 2008, we will be commencing the BioForm Medical Stock Option Exchange Program (“Exchange Program”). The purpose of the Exchange Program is to give eligible employees holding options with an exercise price equal to or greater than $3.70 per share the opportunity to exchange those stock options for new options. These new options will provide employees with the right to purchase the same number of shares at a per share exercise price determined by the closing price of our common stock on the date the Replacement Options are granted (currently expected to be January 22, 2009). These new options will have a new four-year annual vesting schedule commencing on the grant date of the new options.

This letter is being sent to you because you supervise eligible employees who may look to you for advice or guidance regarding the Exchange Program. This letter outlines some of the key features of the Exchange Program. You are receiving this letter so that you are familiar with the materials that your eligible employees will receive.

About the Exchange Program

The Exchange Program will begin on Monday, December 22, 2008, and will be open until Thursday, January 22, 2009 at 7:00 p.m. PST, unless we decide to, or are required to, extend the Exchange Program. The Exchange Program is completely voluntary and is intended to restore the motivational and retention value of our stock option program. We are not encouraging or discouraging you or any other employee to participate in the Exchange Program. We urge all employees to read the Exchange Program materials carefully, consult their personal financial and tax advisors and come to his or her own decision about whether to participate in the Exchange Program.

An Overview of the Election Process

Eligible employees will be notified by e-mail today that the Exchange Program will commence on Monday, December 22, 2008. They will also receive a package in the mail with all of the information related to the Exchange Program. This package will include a Highlights document, the Offering Memorandum, and a personalized Election Form containing specific information on each individual employee’s eligible stock options.

Employees are encouraged to contact David Hartley with questions at (650) 286-4035 or dhartley@bioform.com.

What We’re Asking You to Do Now

•	Please carefully read the materials attached to this email.

•	Please review the instructions below on “What You Should Avoid Doing.”

•	Contact David Hartley at (650) 286-4035 or dhartley@bioform.com with questions you may have.

What We’re Asking You to Do Throughout the Offer

•	If asked, please remind employees of the election deadline — January 22, 2008 at 7:00 p.m. PST.

•	Direct employees to contact David Hartley at (650) 286-4035 or dhartley@bioform.com with any questions they may have.

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If asked for your advice or opinion, please encourage employees to consult with their own financial and tax advisors regarding whether or not to participate in the Exchange Program. Please stress to employees that we are not encouraging or discouraging their participation.

What You Should Avoid Doing

•	Please do not encourage or discourage employees to participate in the Exchange Program. Each employee must come to his or her own decision about whether or not to participate in the Exchange Program.

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Please try not to interpret any Exchange Program document or communication for employees. These materials contain many legal statements and disclosures about our common stock and stock options. If employees have questions or require additional information, please direct them to contact David Hartley at (650) 286-4035 or dhartley@bioform.com with any questions they may have.

Thank you in advance for your help and support with the Exchange Program.

Attachments:

Highlights Document

Offering Memorandum

The exchange program materials contain important information for employees, including an offering memorandum that should be read carefully prior to making a decision whether to participate in the exchange program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Eligible employees may obtain, free of charge, a written copy of the offering memorandum and other materials by contacting David Hartley at (650) 286-4035 or dhartley@bioform.com.